

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 1, 2008

Mr. Terence E. Hall
Chief Executive Officer
Superior Energy Services, Inc.
1105 Peters Road
Harvey, Louisiana 70058

> **Re:** **Superior Energy Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**

Dear Mr. Hall:

We note that the file number 0-20310 appearing on the cover of your report does not agree with the file number on EDGAR of 333-22603, nor does it represent a file number for securities registered under §12(b) of the Exchange Act. We also note that you are listed on the New York Stock Exchange and filed a Form 8-A12b on May 3, 2001. The tagging of this registration statement as an amendment precluded assignment of a §12(b) file number. Please begin using your §12(b) file number of 001-34037 on the cover of your current and periodic reports, and in correspondence pertaining to these documents.

Sincerely,

H. Roger Schwall
Assistant Director